GIORDANO

MEANS SERVICE

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)

RECEIVED
2004 MAY 11 P 3:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024995

BY COURIER

May 10, 2004

Securities and Exchange Commission
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

SUPPL

Dear Sirs,

Re: Submission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934 – Sec File No. 82-3780

We are submitting the following document in respect of Giordano International Limited, a company incorporated in Bermuda, for continuing to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. Notice of Appointment of Independent Non-Executive Director which was published on April 27, 2004.

Should you have any query, please contact our Ms. Alice Leung on (852) 2746 5178.

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

Alice Leung
Company Secretary

LA/ay
Encl.

dlw 5/18

The Standard Tuesday, April 27, 2004

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 709)

NOTICE OF APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors ("Board") of Giordano International Limited ("Company") is pleased to announce that Mr. Kwong Ki Chi ("Mr. Kwong") has been appointed as an independent non-executive director of the Company with effect from April 26, 2004. Mr. Kwong has also been nominated to the audit committee of the Company on the same date.

Mr. Kwong, aged 53, graduated from The University of Hong Kong with a Bachelor of Science degree in Physics and Mathematics and was awarded a Master of Philosophy degree in Economics and Politics of Development by the University of Cambridge, England. Mr. Kwong has served in the Government of Hong Kong for 27 years and held positions principally in the economic and financial fields. He was the Secretary for the Treasury from 1995 to 1998 with responsibility for the public finances, and Secretary for Information Technology and Broadcasting from 1998 to March 2000, with responsibility for information technology, telecommunications and broadcasting. He left the Government of Hong Kong in March 2000 to join the Hong Kong Exchanges and Clearing Limited ("HKEx") as its first Chief Executive, following the demutualization and merger of the Stock Exchange of Hong Kong, the Hong Kong Futures Exchange and their associated clearing houses. He retired from HKEx in April 2003 on expiry of his contract. Mr. Kwong is currently the Managing Director of Hsin Chong International Holdings Ltd., which, through its subsidiaries and associates, is involved in construction, property management, general insurance and strategic investments. He is also an independent non-executive director of chinadotcom corporation.

Mr. Kwong is a non-official Justice of the Peace in Hong Kong and has been awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region. He holds a number of public service positions, including Council Member of the Chinese University of Hong Kong and Board Director of the Hong Kong Community Chest.

Mr. Kwong is not connected with any directors, senior management or substantial and controlling shareholders of the Company, and, as at the date hereof, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

There is no service contract signed between the Company and Mr. Kwong. Mr. Kwong is subject to retirement by rotation and re-election pursuant to the Bye-Laws of the Company. He will be entitled to receive an annual director's fee of HK$137,500.

The Company takes this opportunity to welcome Mr. Kwong to join the Board as an independent non-executive director.

As at the date hereof, the Board comprises Mr. Lau Kwok Kuen, Peter, Mr. Fung Wing Cheong, Charles and Mr. Mah Chuck On, Bernard as executive directors and Mr. Au Man Chu, Milton, Mr. Barry John Buttifant and Mr. Lee Peng Fei, Allen as independent non-executive directors.

By order of the Board
Lau Kwok Kuen, Peter
Chairman

Hong Kong, April 26, 2004